UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 11, 2008                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                        NEWS RELEASE SEPTEMBER 11, 2008


    ROCHESTER RESOURCES ANNOUNCES DR. ULRICH PETERSEN TO JOIN ADVISORY BOARD

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) is pleased to announce Dr. Ulrich Petersen has agreed to join the advisory board. Dr. Petersen is the originator of the zoning ore model for hydrothermal veins, and one of the world's leading experts in economic geology. Dr. Petersen is regarded as one of the pre-eminent authorities on modeling epithermal vein systems and will be a significant addition to Rochester's strong management team and will contribute significantly to the company's long-term mine plan.

Dr. Petersen received a degree in mining engineering from the Escuela Nacional de Ingenieros in Lima, Peru. He also taught there until 1951. Following this, he earned his Master's degree and Ph.D. from Harvard University.

Dr. Petersen has taught courses in ore deposits and mining geology at Harvard since 1963 and has occupied the Harry C. Dudley chair since its inception in 1982. He was also head tutor and chairman of the standing committee of the environmental science and public policy concentration, which started in 1993.

Dr. Petersen has been a consultant with several mining companies, governments, and international organizations throughout the world, and has applied his expertise in Peru, Ecuador, Panama, Mexico, Canada, Argentina, Haiti, Namibia, Spain, Japan, Australia, Bolivia, Chile, and the United States.

Dr. Petersen's long list of achievements includes the Peruvian government's "Order of Merit" for his contributions to Peruvian geology and the discovery of ore deposits; and the German government's Humboldt Foundation research award. He is also a Fellow of the Mineralogical Society of America and the past President of the Society of Economic Geologists.

President, Dr. Alfredo Parra comments, "We are very pleased to be able to attract an expert of this calibre to our project in Mexico. Dr. Petersen has been responsible for the discovery of numerous epithermal deposits throughout Central and South America. Dr. Petersen will apply his expertise to our projects by working with me side by side to construct an epithermal ore model for both the Mina Real and Santa Fe projects. Our personal and working relationship goes back many years and I believe we can have as much success on Rochester's projects as we have had in the past at our other major epithermal discoveries and mines."

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                                      -2-



ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration, development and production of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.



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